UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tenaris S.A.
(Name of Issuer)

Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

88031 M 10 9
(CUSIP Number)

Fernando R. Mantilla, Av. Leandro N. Alem 1067, 29th Floor, Buenos Aires, Argentina,
Telephone: +54-11-4018-2245
(Name, Address and Telephone number of Person Authorized to
Receive Notices and Communications)

November 11, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 713,605,187
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 713,605,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 713,605,187
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 713,605,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 713,605,187
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 713,605,187
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 2 amends and supplements the Schedule 13D filed on February 14, 2011 filed by RP STAK, SAN FAUSTIN and TECHINT HOLDINGS (as defined thereunder) (this "Amendment No. 2") as further amended through the Amendment No. 1, relating to the Ordinary Shares, par value $1 per share of Tenaris S.A. (the “Ordinary Shares”).

No changes occurred except on the following Items:

Item 3. Source and Amount of Funds or Other Consideration

The events requiring the filing of this Amendment No. 2 did not involve any transfer of funds or any kind of consideration. This filing is due to some minor changes in the members of the Board of Directors or executive officers of some of the Reporting Persons.

There were no changes in the holdings of Ordinary Shares of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS since such Reporting Persons filed their most recent Amendment No. 2 to Schedule 13D on November 19, 2015.

Item 4. Purpose of Transaction

This filing of the Amendment No. 2 is due to some minor changes in the composition of the Board of Directors or executive officers of some of the Reporting Persons.

There were no changes in the holdings of Ordinary Shares of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS since such Reporting Persons filed their most recent Amendment No. 2 to Schedule 13D on November 19, 2015. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated February 4, 2011.*

B	Power of Attorney of SAN FAUSTIN S.A. dated February 4, 2011.*

C	Power of Attorney of TECHINT HOLDINGS S.à r.l., dated February 3, 2011.*

* Previously filed as an exhibit to the Schedule 13D of Tenaris S.A. dated February 14th, 2011 and incorporated by reference in this Amendment No. 2.

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANDOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Manager	Business Address	Present Principal occupation	Citizenship
Zenco Management BV	Wilhelminakade 91, 3072 AP, Rotterdam, Netherlands	Management Company	Dutch

VOTING COMMITTEE

Members	Business Address	Present principal occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, Milano, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Enrico Bonatti	Flat 7 81 Onslow Square SW7 3LT London, UK	Director of Tenaris Global Services (UK) Ltd.	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milano, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President of Meridium S.A.	Argentine
Lodovico Rocca	Hipolito Bouchard 557, 17° Floor, Buenos Aires, Argentina.	President of Techint E&C, Uruguay	Italian

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Marco Drago	13, via Cattaneo, Novara, Italy	Chairman, De Agostini SpA	Italian
Giorgio Alliata di Montereale	Carlos M. Della Paolera 299, 18th floor, Buenos Aires, Argentina	Economist	Italian
Bob Kneip	26/28 rue E. Steichen L-2540 Luxembourg	CEO of Kneip Luxembourg	Luxembourger
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President, Meridium S.A., Buenos Aires	Argentine
Lodovico Rocca	Hipolito Bouchard 557, 17° Floor, Buenos Aires, Argentina.	President of Techint E&C, Uruguay	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milan, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Alberto Valsecchi	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President, Dalmine SpA, Bergamo, Italy	Italian
Roberto Vidigal	Rua Manoel Coelho 303, São Paulo, Brazil	Chairman of the Board of Directors, Confab Industrial S.A., Brazil	Brazilian

OFFICERS

Name	Business Address	Present principal occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
President Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Vice-president Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Secretary of the Board of Directors Fernando Jorge Mantilla	Carlos M. Della Paolera 299, 16th floor, Buenos Aires, Argentina	Attorney at law	Argentine
Assistant Secretary of the Board of Directors Michele Zerbi	3B Boulevard Prince Henri, 3rd floor, Luxembourg L 1724, Luxembourg	General Manager San Faustin S.A.	Italian
Assistant Secretary of the Board of Directors Maria Emilia Gigy	3B Boulevard Prince Henri, 3rd floor, Luxembourg L 1724, Luxembourg	Assistant Secretary of the Board of Directors San Faustin S.A.	Argentine
Assistant Secretary of the Board of Directors Fernando Ricardo Mantilla	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Attorney-at-law	Argentine

TECHINT HOLDINGS S.à r.l.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Carlos M. Franck	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF.	Argentine
Alain Renard	41 boulevard Royal L-2449 Luxembourg Grand Duchy of Luxembourg	Member of the Executive Committee of Atalux	French
Michele Zerbi	3B Boulevard Prince Henri, 3rd floor, Luxembourg L 1724, Luxembourg	General Manager San Faustin S.A.	Italian
Gianfelice M. Rocca (Chairman)	Via Monterosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 2 on his own behalf and on behalf of SAN FAUSTIN S.A. and TECHINT HOLDINGS S.À R.L.

November 11, 2016

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Amendment No. 2 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and TECHINT HOLDINGS S.À R.L.

November 11, 2016

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 2 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and SAN FAUSTIN S.A.

November 11, 2016

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

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